SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH. D.C.
200

SECURI 11019047 SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24075

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crews & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 President Clinton Avenue, Suite 800
(No. and Street)

Little Rock (City) Arkansas (State) 72201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe P. Bumpers Chief Financial Officer 501-978-8650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frost, PLLC.
(Name – *if individual, state last, first, middle name*)

425 West Capitol (Address) Little Rock (City) Arkansas (State) 72201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joe P. Bumpers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crews & Associates, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public
My Commission Expires August 15, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

FROST, PLLC
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Crews & Associates, Inc.
Little Rock, Arkansas

We have audited the accompanying statement of financial condition of Crews & Associates, Inc. as of December 31, 2010, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crews & Associates, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

FROST, PLLC

Certified Public Accountants

Little Rock, Arkansas
February 24, 2011

425 West Capitol Avenue, Suite 3300 | Little Rock, Arkansas 72201 | 501.376.9241 | frostpllc.com
1200 East Joyce Boulevard, Suite 301 | Fayetteville, Arkansas 72703 | 479.695.4300
3605 Glenwood Avenue, Suite 370 | Raleigh, North Carolina 27612 | 919.782.8410

CREWS & ASSOCIATES, INC.

Statement of Financial Condition

December 31, 2010

Assets

Cash (including $312,492 segregated under federal regulation)	$ 2,327,937
Receivables from	
Broker-dealers and clearing organizations	347,925
Customers	2,006,967
Marketable securities	42,904,947
Furniture, equipment and leasehold improvements, net	1,785,445
Net deferred tax asset	4,538,041
Cash surrender value of life insurance policies	12,442,169
Employee loans receivable and covenants not to compete, net	904,925
Goodwill	772,574
Other assets	875,533
Total assets	$ 68,906,463

Liabilities and Stockholder's Equity

Payables to	
Broker-dealers and clearing organizations	$ 536,257
Customers	257,916
Accounts payable, accrued expenses and other liabilities	7,868,497
Nonqualified deferred compensation	12,405,647
Income taxes payable	671,076
Short-term borrowings	11,000,000
Total liabilities	32,739,393
Stockholder's equity	
Common stock, $.0005 par value, 5,000,000 shares authorized and 853,220 issued and outstanding	427
Additional paid-in capital	2,838,692
Retained earnings	33,327,951
Total stockholder's equity	36,167,070
Total liabilities and stockholder's equity	$ 68,906,463

The accompanying notes are an integral part of these financial statements.

Statement of Operations

For the Year Ended December 31, 2010

Revenues	
Trading profits	$ 49,457,245
Investment banking and other income	10,362,272
Interest income	1,944,400
Total revenues	61,763,917
Expenses	
Employee compensation and benefits	39,028,934
Professional and other	2,873,474
Amortization of employee loans receivable and covenants not to compete	434,088
Occupancy and equipment	1,658,368
Communications	2,707,579
Business development	1,497,518
Clearing fees	354,857
Interest expense	339,876
Total expenses	48,894,694
Income before income taxes	12,869,223
Income taxes	4,926,532
Net income	$ 7,942,691

The accompanying notes are an integral part of these financial statements.

Statement of Stockholder's Equity

For the Year Ended December 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - January 1, 2010	$ 427	$ 2,838,692	$ 28,885,260	$ 31,724,379
Net income	-	-	7,942,691	7,942,691
Dividends paid	-	-	(3,500,000)	(3,500,000)
Balance - December 31, 2010	$ 427	$ 2,838,692	$ 33,327,951	$ 36,167,070

CREWS & ASSOCIATES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2010

Cash flows from operating activities	
Net income	$ 7,942,691
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	486,873
Gain on disposal of equipment	(8,395)
Amortization of employee loans receivable and covenants not to compete	434,088
Deferred income taxes	(559,938)
Changes in operating assets and liabilities	
Receivables from	
Broker-dealers and clearing organizations	985,105
Customers	(123,451)
Marketable securities	(8,098,416)
Lease inventory	1,067,719
Cash surrender value of life insurance policies	(2,020,086)
Other assets	443,894
Payables to	
Broker-dealers and clearing organizations	(324,916)
Customers	141,268
Accounts payable, accrued expenses and other liabilities	2,652,618
Nonqualified deferred compensation	1,681,021
Income taxes payable	741,324
Net cash provided by operating activities	5,441,399
Cash flows from investing activities	
Proceeds from disposal of equipment	28,440
Purchase of furniture and office equipment	(412,103)
Net cash used by investing activities	(383,663)
Cash flows from financing activities	
Net change in short-term borrowings	(1,200,000)
Issuance of employee loans receivable	(122,500)
Dividends paid	(3,500,000)
Net cash used by financing activities	(4,822,500)
Net increase in cash	235,236
Cash - beginning of year	2,092,701
Cash - end of year	$ 2,327,937

Supplementary disclosures of cash flow information

Cash paid during the year for	
Interest	$ 336,523
Income taxes, net	4,697,728

The accompanying notes are an integral part of these financial statements.

1. **Description of Business**

Crews & Associates, Inc. (the "Company" or "Crews") is a registered broker-dealer. The Company is located in Little Rock, Arkansas, and is 100% owned by First Security Bancorp (the "Parent").

Crews is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. Crews conducts business with other broker-dealers located throughout the United States on behalf of its customers and for its own account.

2. **Summary of Significant Accounting Policies**

a. **Revenue recognition** – Securities transactions are captured on the Company's computer system and monitored on a trade date basis and are reflected in the accompanying financial statements on a settlement date basis. Recording such transactions on a trade date basis would not result in a material difference in the accompanying financial statements. Investment banking revenue is recorded at the time the transaction is completed and the income is reasonably determinable.

b. **Cash equivalents** – For purposes of the statement of cash flows, the Company considers all liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2010, the Company did not hold investments considered to be cash equivalents.

c. **Marketable securities** – Marketable securities are comprised of securities used for trading and are valued at market. Any unrealized gains and losses have been reflected as a component of net trading profits in the accompanying statement of operations.

d. **Property, plant and equipment** – Property, plant, and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

e. **Impairment of long-lived assets to be held and used** – The Company reviews the carrying value of long-lived assets for impairment whenever certain triggering events or changes in circumstances indicate that the carrying amounts of any asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the excess of the carrying amount over the fair value of the assets. No triggering events or changes in circumstances were identified by management for the year ended December 31, 2010.

f. **Intangible assets** – Intangible assets consist of goodwill in the amount of $772,574 at December 31, 2010. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. The Company accounts for goodwill in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-10, "Goodwill and Other Intangible Assets," whereby intangible assets are evaluated on at least an annual basis for indicators of impairment. The Company performed its annual impairment test of goodwill during 2010 and concluded that there was no impairment indicated.

2. **Summary of Significant Accounting Policies (cont.)**

g. **Employee loans receivable and covenants not to compete** – In the ordinary course of business, the Company enters into agreements with certain employees for covenants not to compete and employee loans. These amounts are being amortized over the term of the agreements which range from four to six year periods. Amortization expense related to these agreements was $434,088 for the year ended December 31, 2010 and the net unamortized balance was $904,925 at December 31, 2010. Amortization expense of the remaining balance is expected to be as follows: 2011 – $411,386; 2012 – $320,099; 2013 – $136,326; and 2014 – $37,114.

h. **Income taxes** – The Company will be included in the consolidated federal income tax return of the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

ASC 740, "Income Taxes," clarifies the accounting for uncertainty in income taxes recognized in the financial statement and requires the impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority. A deferred tax liability is recognized for all temporary differences that will result in future taxable income; a deferred tax asset is recognized for all temporary differences that will result in future tax deductions, subject to reduction of the asset by a valuation allowance in certain circumstances. This valuation allowance is recognized if, based on an analysis of available evidence, management determines that it is more likely than not that some portion or all of the deferred tax asset will not be realized. The valuation allowance is subject to ongoing adjustment based on changes in circumstances that affect management's judgment about the realizability of the deferred tax asset. Adjustments to increase or decrease the valuation allowance are charged or credited, respectively, to income tax expense.

The Company is no longer subject to U.S. federal and state tax examinations by tax authorities for years before 2006. The Company's federal and state tax returns are not currently under examination. The Company recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense. During the year ended December 31, 2010, the Company did not recognize any interest or penalties. The Company did not have any interest or penalties accrued at December 31, 2010.

i. **Related party transactions** – In the normal course of business, the Company purchases and sells securities for Company officers and its stockholder. These transactions have substantially the same terms as those with unrelated parties.

j. **Advertising** – Advertising costs, included in communications expenses, are expensed as incurred. Advertising expense was $375,147 in 2010.

Notes to Financial Statements

December 31, 2010

2. **Summary of Significant Accounting Policies (cont.)**

k. **Use of estimates** – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures about contingent assets and liabilities. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. However, actual results may differ from the estimates and assumptions used in the accompanying financial statements.

l. **Recent accounting pronouncements** – In August 2009, the FASB issued ASC Update 2009-05, "Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value." This update provides amendments for fair value measurements of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or techniques. ASC Update 2009-05 also clarifies that when estimating a fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. ASC Update 2009-05 is effective for the Company January 1, 2010. The adoption of this standard did not have a material effect on the Company's results of operations or financial position.

In January 2010, the FASB issued Account Standards Update ("ASU") 2010-06, "Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements." This ASU provides amendments to Subtopic 820-10, "Fair Value Measurement and Disclosures," that require a reporting entity to disclose separately the amounts of significant transfers in and out of Level I and II fair value measurements and describe the reasons for the transfers. It also requires present activity in Level III, including purchases, sales, issuances and settlements to be presented on a gross basis rather than as a net number. It clarifies the level of disaggregation of fair value measurements to be presented for each class of assets and liabilities. Additionally, disclosures related to inputs and valuation techniques used to measure fair value are required for Level II and III fair value measurements. This ASU is effective for fiscal years beginning on or after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level III fair value measurements. This disclosure will be effective for fiscal years beginning on or after December 15, 2010. The adoption of this standard in its entirety did not have a material effect on the Company's results of operations or financial position.

3. **Cash Segregated Under Federal Regulation**

Statutory rules require customer funds be segregated in a special reserve bank account "for the exclusive benefit of customers" based on the computation required under SEC Rule 15c3-3. While not required based on the regulatory calculation, the Company maintained $312,492 in the special reserve bank account at December 31, 2010.

4. **Receivables from and Payables to Broker – Dealers and Clearing Organizations, and Customers**

The balances shown as receivables from and payables to broker – dealers and clearing organizations, and customers represent amounts due in connection with normal trading transactions executed for customers or the Company. These receivables and payables are generally collateralized by securities held by or due to the Company. To further minimize the risks associated with these balances, the Company monitors the credit standing of each broker – dealer and clearing organization, and customer with whom it conducts business. In addition, the Company monitors the market value of collateral held and the market value of the securities due from others. Because these receivable balances are generally collateralized, the Company has not historically incurred any significant losses related to bad debt. Accordingly, the Company has not recorded an allowance for doubtful accounts at December 31, 2010.

At December 31, 2010, receivables from customers consisted of $1,543,393 from institutional firms and $463,574 from retail customers. Payables consisted of $137,335 to institutional firms and $120,581 to retail customers. The institutional firms represent financial institutions, and retail customers represent a diversified clientele, both located throughout the United States.

5. **Marketable Securities**

Marketable securities consisted of the following trading securities, stated at fair market values:

State and municipal government obligations	$ 36,713,825
U.S. Government obligations	588,339
Corporate obligations	5,349,302
Certificates of deposit	248,013
Other	5,468
	$ 42,904,947

6. **Furniture, Equipment and Leasehold Improvements**

The furniture, equipment and leasehold improvements were as follows:

Leasehold improvements	$ 644,778
Furniture and equipment	4,531,877
	5,176,655
Accumulated depreciation	(3,391,210)
Furniture, equipment and leasehold improvements, net	$ 1,785,445

7. **Short-Term Borrowings**

At December 31, 2010, the Company had a revolving line of credit with a balance of $5,000,000 outstanding at year end. The revolving line of credit bears interest at a variable rate based on the financial institution's internal rate (1.45% at December 31, 2010) and is collateralized by marketable securities owned by the Company. Availability is determined daily by the lender based primarily on average quarterly balances.

At December 31, 2010, the Company had a $20,000,000 line of credit agreement with a related party financial institution. At December 31, 2010, $6,000,000 was outstanding. The line of credit bears interest at the greater of 4.50% or the 30-day London Interbank Offered Rate (4.5% at December 31, 2010) and is collateralized by marketable securities owned by the Company.

At December 31, 2010, the Company had a $10,000,000 revolving line of credit agreement with the Parent, of which, there was no outstanding balance at year end. The revolving line of credit bears interest at a fixed rate (5% at December 31, 2010). The loan is uncollateralized.

At December 31, 2010, the Company had a $10,000,000 revolving line of credit agreement with a bank, with no outstanding balance at year end. The revolving line of credit bears interest at the greater of 5.0% or the Wall Street Journal Prime Rate (5.0% at December 31, 2010). The loan is uncollateralized.

As of December 31, 2010, the Company had no outstanding obligations which were subordinated to claims of general creditors.

8. **Income Taxes**

Components of the provision (benefit) for income taxes were as follows:

Current provision	$ 5,486,471
Deferred benefit	(559,939)
	$ 4,926,532

The actual tax expense differs from the "expected" tax expense (computed by applying the applicable federal corporate income tax rate of 35% to income before income taxes) primarily due to the effect of state income taxes, net of federal benefit, and nontaxable municipal bond interest income, net of nondeductible interest expense.

The Company utilizes the liability method to determine deferred income taxes. Under this method, deferred income taxes are determined by applying statutory tax rates in effect at the financial statement date to differences between the book basis and the tax basis of assets and liabilities.

8. **Income Taxes (cont.)**

The deferred income tax asset reflected in the accompanying statement of financial condition resulted primarily from the recognition of the nonqualified deferred compensation liability for financial reporting purposes which are not yet deductible for income tax reporting purposes.

Total deferred tax assets and deferred tax liabilities are as follows:

Deferred tax assets	$ 4,917,874
Deferred tax liabilities	(379,833)
Net deferred tax asset	$ 4,538,041

9. **Commitments and Contingencies**

The following schedule reflects the future minimum rental payments required under operating leases that have noncancelable lease terms in excess of one year as of December 31, 2010:

Year Ending December 31,	Lease Commitments	Less Sub-lease	Net Lease Commitments
2011	$ 1,657,509	$ (105,913)	$ 1,551,596
2012	977,239	(108,043)	869,196
2013	911,503	(110,226)	801,277
2014	891,500	(112,420)	779,080
2015	222,875	(18,798)	204,077
	$ 4,660,626	$ (455,400)	$ 4,205,226

The Company leases their office space from the Parent. Rent expense was $975,871for the year ended December 31, 2010.

In the normal course of business, the Company is a party to lawsuits and claims. In some of the lawsuits, relating primarily to its securities business, the plaintiffs claim substantial amounts. The costs to defend and settle such matters have been included in professional and other expense in the accompanying statement of operations. Management, after consultation with counsel, believes that resolution of all such matters are not expected to have a material adverse effect on the balance sheet, statement of operations or statement of cash flows of the Company. Factors considered by management in reaching this conclusion are the loss and damages sought by the plaintiffs, the merits of the claims, the total cost of defending the litigation, the potential for fines and penalties from regulatory agencies, and the likelihood of a successful defense against the claims.

9. **Commitments and Contingencies** (cont.)

In connection with its retail brokerage business, the Company performs securities execution, clearance and settlement on behalf of its customers for whom it commits to settle trades submitted by such customers. The Company stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the trade counterparty. The Company is fully secured by assets in the customer's account, as well as any proceeds received from the securities transaction entered into by the Company on behalf of the customer. In addition, the Company controls this risk by establishing credit limits for such activities and by monitoring its customers' compliance with their contractual obligations and the related exposure on a daily basis.

In addition, the Company enters into when-issued transactions and underwriting commitments. Such commitments require that the Company purchase securities at specified prices. To manage the off-balance sheet risk related to these commitments, the Company generally sells the issue to third parties on a when-issued basis. At December 31, 2010, the Company had no firm commitments to purchase or sell securities.

The Company maintains, at various financial institutions, cash balances which may exceed the federally insured amounts at various times during the year.

10. **Net Capital Requirement**

As a registered broker-dealer, Crews is subject to the Uniform Net Capital Rule 15c3-1 administered by the SEC. Crews has elected to compute its net capital requirement under the aggregate indebtedness method of the rule, which does not allow the aggregate indebtedness of Crews, as defined under the rule, to exceed 15 times regulatory net capital. At December 31, 2010, Crews had an aggregate indebtedness to net capital ratio of 1.04 to 1 with $20,930,238 of regulatory net capital, which was $19,474,642 in excess of the required minimum regulatory net capital of $1,455,596.

11. **Related Party Transactions**

The Company engaged in trading activity with the Parent or related affiliates resulting in trading revenues of approximately $5,287,000 for the year ended December 31, 2010. Management of the Company believes this activity was conducted on terms equivalent to those with unrelated parties.

At December 31, 2010, the Company had $6,000,000 outstanding under a line of credit agreement with a bank that is a subsidiary of the Parent. Total borrowings available pursuant to this agreement totaled $20,000,000 at December 31, 2010. In addition, the Company had customer deposits of approximately $45,000,000 held at a bank that is a subsidiary of the Parent at December 31, 2010. Also, the Company had a $10,000,000 revolving line of credit agreement with the Parent with no balance outstanding at December 31, 2010.

11. **Related Party Transactions (cont.)**

For the year ended December 31, 2010, the Company paid legal fees of approximately $212,000 to a law firm associated with a board member.

12. **Deferred Compensation**

The Company has a nonqualified deferred compensation arrangement for certain employees, which permits participants to defer a portion of their compensation ("Participant Deferrals") and provides that the Company will make matching contributions up to a specified dollar amount. The Participant Deferrals are fully vested and are credited with the gain or loss associated with the investment choices selected by the participant as provided by the plan. The Company contribution is credited with interest at a specified rate set each year by the Company. The rate for 2010 was 4.30% per annum and vests over a 10-year period. The Company funds its obligations under these arrangements through the purchase of life insurance policies. The cash surrender value of these life insurance policies was $12,442,169 as of December 31, 2010. The Company's net benefit obligation under these arrangements which is reflected in nonqualified deferred compensation in the accompanying financial statements was $12,405,647 at December 31, 2010. During the year ended December 31, 2010, the Company recognized employee compensation and benefit expense associated with this arrangement of $1,900,551.

13. **Retirement Plan**

The Company sponsors a defined contribution plan (the "401(k) Plan"), which is intended to provide assistance in accumulating personal savings for retirement. The 401(k) Plan is qualified as a tax-exempt plan under Sections 401(a) and 401(k) of the Internal Revenue Code. The 401(k) Plan covers all full-time employees of the Company once they have completed six months of service. Participants may make rollover contributions and deferral contributions through payroll deductions. The Company may, at its discretion, make matching contributions for the benefit of each participant making a deferral contribution. During 2010, the Company matched 10% of a participant's deferral contribution. The Company may also make a discretionary nonelective contribution, as determined by the Company. There was no discretionary nonelective contribution made during 2010. For the year ended December 31, 2010, the Company made matching contributions of $118,347 related to this plan.

14. **Fair Value**

The Company measures certain of its financial assets and liabilities on a fair value basis using various valuation techniques and assumptions, depending on the nature of the financial asset or liability. Additionally, fair value is used either annually or on a nonrecurring basis to evaluate certain financial assets and liabilities for impairment or for disclosure purposes.

14. **Fair Value** (cont.)

Hierarchical levels defined by ASC 820-10 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities are as follows:

- **Level I** – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities carried at Level I fair value generally are G-7 government and agency securities, equities listed in active markets and investments in publicly traded mutual funds with quoted market prices.

- **Level II** – Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life. Fair valued assets and liabilities that are generally included in this category are non-G-7 government securities, municipal bonds, certain hybrid financial instruments, certain mortgage and asset backed securities, and certain corporate debt.

- **Level III** – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Generally, assets and liabilities carried at fair value and included in this category are certain mortgage and asset-backed securities, certain corporate debt, certain municipal debt and certain private equity investments.

The following table sets forth the Company's financial assets and liabilities at December 31, 2010 that are accounted for at fair value on a recurring basis.

	Quoted Prices in Active Markets for Identical Assets (Level I)	Other Observable Inputs (Level II)	Unobservable Inputs (Level III)	Total
Marketable securities				
State and municipal government obligations	$ -	$ 31,212,332	$ 5,501,493	$ 36,713,825
U.S. Government obligations	-	588,339	-	588,339
Corporate obligations	-	2,399,803	2,949,499	5,349,302
Certificates of deposit	-	248,013	-	248,013
Other	-	-	5,468	5,468
Total marketable securities	$ -	$ 34,448,487	$ 8,456,460	$ 42,904,947

14. **Fair Value** (cont.)

	Quoted Prices in Active Markets for Identical Assets (Level I)	Other Observable Inputs (Level II)	Unobservable Inputs (Level III)	Total
Cash surrender value of life of insurance policies	$ -	$ 12,442,169	$ -	$ 12,442,169
Total assets at fair value	$ -	$ 46,890,656	$ 8,456,460	$ 55,347,116
Nonqualified deferred compensation liabilities	$ -	$ 12,405,647	$ -	$ 12,405,647
Total liabilities at fair value	$ -	$ 12,405,647	$ -	$ 12,405,647

For marketable securities traded in an active market, fair values are measured on a recurring basis, obtained from an independent pricing service and based on quoted market prices if available. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities, broker quotes or comprehensive interest rate tables and pricing matrices. For investment securities traded in a market that is not active, fair value is determined using unobservable inputs or value drivers and is generally determined using expected cash flows and appropriate risk-adjusted discount rates. Expected cash flows are based primarily on the contractual cash flows of the instrument, and the risk-adjusted discount rate is typically the contractual coupon rate of the instrument on the measurement date, adjusted for changes in interest rate spreads of the yields on comparable corporate or municipal bonds, similar mortgage backed asset obligations, and the yields on U.S. Treasuries between the date of purchase and the measurement date.

The Deferred Compensation Plan (the "Plan") is comprised of individual life insurance policies issued. The Plan allows the owner to invest premiums in a group of private mutual funds available only to the policyholders. The Cash Surrender Value ("CSV") is calculated daily based on the Net Asset Value ("NAV") of the investment elections, as directed by the Company. The NAV's are provided daily to the Company's third party record keeper. The deferred compensation liability is calculated daily based on the NAV's of the investment elections, as directed by the Plan's participants (the Company's employees). The Plan participants make investment elections from the same set of mutual funds. The participant liability and CSV are based on the same NAV's. As such, these private mutual funds will mirror the results of many of the similarly styled funds traded in the public sector. Based on the nature of the funds, the ability of the fund manager to report NAV's daily and third party record keeping, these assets and liabilities are considered Level II.

14. Fair Value (cont.)

The following table presents additional information about financial assets and liabilities measured at fair value on a recurring basis and for which the Company has utilized Level III inputs or value drivers to determine fair value.

	State and Municipal Government Obligations	U.S. Government Obligations	Corporate Obligations	Other	Lease Inventory	Total
Balances - January 1, 2010	$ 2,842,323	$ -	$ 2,269,252	$ 280,155	$ 1,067,719	$ 6,459,449
Total realized gains (losses) - included in earnings	(334,338)	-	(1,533,859)	(333,174)	(255)	(2,201,626)
Purchases	21,731,184	-	14,919,853	250,000	-	36,901,037
Sales	(18,737,676)	-	(12,838,590)	(191,513)	(1,067,464)	(32,835,243)
Transfers in and/or out of Level III	-	-	132,843	-	-	132,843
Balances - December 31, 2010	$ 5,501,493	$ -	$ 2,949,499	$ 5,468	$ -	$ 8,456,460

15. Subsequent Events Evaluation Date

The Company evaluated the events and transactions subsequent to its December 31, 2010 statement of financial condition date and, in accordance with FASB ASC 855-10-50, "Subsequent Events," determined there were no significant events to report through February 24, 2011, which is the date the Company issued its financial statements.

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Crews & Associates, Inc.
Little Rock, Arkansas

We have audited the accompanying financial statements of Crews & Associates, Inc. as of December 31, 2010, and have issued our report thereon dated February 24, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 18 through 21 relates to Crews & Associates, Inc. and is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FROST, PLLC

Certified Public Accountants

Little Rock, Arkansas
February 24, 2011

Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

Net capital		
Total stockholder's equity for Crews & Associates, Inc.		$ 36,167,070
Deduct		
Nonallowable assets		12,159,126
Other		105,398
Net capital before haircuts on securities positions		23,902,546
Haircuts on securities positions		
Trading positions		
Bankers' acceptances, certificates of deposit and commercial paper	4,638	
State and municipal government obligations	2,087,914	
U.S. Government obligations	44,864	
Corporate obligations	225,916	
Contractual securities commitments	95,900	
Undue concentration	8,318	
Other	504,758	2,972,308
Net capital		$ 20,930,238
Aggregate indebtedness		
Payables to brokers and dealers for customers' securities failed to receive	$ 431,431	
Other payables to brokers and dealers	133,552	
Payables to customers	257,916	
Accounts payable and accrued liabilities	21,011,030	
Total aggregate indebtedness		$ 21,833,929
Net capital		$ 20,930,238
Minimum capital required to be maintained (the greater of 1/15 of aggregate indebtedness of $1,455,595 or $250,000)		$ 1,455,595
Net capital in excess of requirement		$ 19,474,643
Ratio: Aggregate indebtedness to net capital		1.04

There are no material differences between this computation and the computation included in the unaudited FOCUS Part II as of December 31, 2010.

See independent auditor's report on supplementary information.

Determination of Reserve Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

Credit balances		
Free credit balances and other credit balances in customers' security accounts	$	179,662
Customers' securities failed to receive		431,431
Credit balances in firm accounts which are attributable to principal sales to customers		137,959
Other		357,344
Total credit balances		1,106,396
Debit balances		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection		1,970,325
Failed to deliver of customers' securities not older than 30 calendar days		23,000
Total debit balances		1,993,325
Excess of total debits over total credits	$	886,929
Amount held on deposit "for the exclusive benefit of customers" at December 31, 2010	$	312,492

There are no material differences between this computation and the computation included in the unaudited FOCUS Part II as of December 31, 2010.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

	Market Value	Number of Items
Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2010 (for which instructions to reduce to possession or control had been issued as of December 31, 2010, but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3).	None	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2010, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None	None

See independent auditor's report on supplementary information.

Schedule of Assessment and Payments to the Securities Investor Protection Corporation

For the Period from January 1, 2010 to December 31, 2010

Total revenue for the period from January 1, 2010 to December 31, 2010	$ 61,763,917
Plus expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities	218,951
Less revenue from the sale of investment company shares	(533,171)
Less other revenue not related directly or indirectly to the securities business	(122,024)
Less total interest and dividend expense	(339,876)
Net deductions	(776,120)
SIPC net operating revenue	$ 60,987,797
General assessment (at .0025)	$ 152,469
Less payments made on July 23, 2010	70,206
Assessment due and paid with SIPC 7T, February 2, 2011	$ 82,263

See independent auditor's report on supplementary information.

Independent Auditor's Report on Internal Controls
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Crews & Associates, Inc.
Little Rock, Arkansas

In planning and performing our audit of the financial statements of Crews & Associates, Inc. (the "Company") as of December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

FROST, PLLC

Certified Public Accountants

Little Rock, Arkansas
February 24, 2011

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation Required by Rule 17a-5(e)(4)

Board of Directors
Crews & Associates, Inc.
Little Rock, Arkansas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of assessment and payments to the Securities Investor Protection Corporation ("SIPC") for the period from January 1, 2010 to December 31, 2010, which were agreed to by Crews & Associates, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entry noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be and should not be used by anyone other than these specified parties.

FROST, PLLC

Certified Public Accountants

Little Rock, Arkansas
February 24, 2011

CREWS & ASSOCIATES, INC.

December 31, 2010

Financial Statements
And
Supplementary Information

With

Independent Auditor's Report